UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Yield Reports Full Year 2017 Financial Results

•	Revenue for the full year 2017 over $1 billion, a 4% increase compared with the previous year.

•	Net loss for the year attributable to the Company of $111.8 million, affected by a one-time effect with no cash impact in 2017, mainly related to income tax.

•	Net cash provided by operating activities for the year of $385.6 million, representing a 15% increase versus 2016.

•
Cash available for distribution (“CAFD”)[1] reached $170.6 million in 2017 and total CAFD including the proceeds from financial instruments sold reached $200.7 million in 2017, meeting our guidance in both metrics.

•	Quarterly dividend of $0.31 per share approved by the Board of Directors, a 24% increase compared with the fourth quarter of 2016 and 7% higher than the third quarter of 2017.

•
All conditions precedent have been satisfied for the transaction between Algonquin and Abengoa and the parties have commenced the process for the transfer of the shares, expected to close in the upcoming days. ROFO Agreement signed with AAGES[2].

•	Setting new mid-term growth targets.

March 7th, 2018 – Atlantica Yield (“AY”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported financial results for the year 2017, meeting guidance for the fourth consecutive year, both in Further Adjusted EBITDA including unconsolidated affiliates and CAFD. Revenues exceeded $1 billion for the first time, representing a 4% increase and Further Adjusted EBITDA, including unconsolidated affiliates, amounted to $786.6 million, a 2% increase compared with the previous year.

1 CAFD includes $10.4 million of ACBH dividend compensation in the twelve-month period ended December 31, 2017.
2 Effectiveness is subject to the closing of the transaction. Atlantica cannot guarantee that closing will occur, since it is not a party in the sale of shares from Abengoa to Algonquin.

Loss for the period attributable to the parent company amounted to $111.8 million, due to one-time effects with no cash impact in 2017, mainly related to income tax, including the impact of an ownership change under Section 382 of the Internal Revenue Code and the impact of the tax reform in the United States.

Net cash provided by operating activities increased by 15% compared to 2016, and reached $385.6 million in 2017. CAFD generation reached $170.6 million for the full year 2017. In addition, we have sold most of the Abengoa financial instruments for total proceeds of $30.1 million. For the full year 2017, total CAFD including the proceeds from Abengoa instruments reached $200.7 million.

Highlights

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016
Revenue	$1,008,381	$971,797
Loss for the period attributable to the Company	(111,804)	(4,855)
Further Adjusted EBITDA incl. unconsolidated affiliates[3]	$786,575	$772,112
Net cash provided by operating activities	385,623	334,417
CAFD[4]	$170,568	$171,181

3 Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 17).
4 CAFD includes $10.4 million of ACBH dividend compensation in the twelve-month period ended December 31, 2017 and $28.0 million in the twelve-month period ended December 31, 2016.  In addition, there is $14.9 million one-time impact of a partial refinancing of ATN2 in the twelve-month period ended December 31, 2016.

Key Performance Indicators

	2017	2016
Renewable energy
MW in operation[5]	1,442	1,442
GWh produced[6]	3,167	3,087
Efficient natural gas
MW in operation	300	300
GWh produced	2,372	2,416
Electrical availability[7](%)	100.5%	99.1%
Electric transmission lines
Miles in operation	1,099	1,099
Availability(%)[8]	97.9%	100.0%
Water
Capacity (Mft/day)	10.5	10.5
Availability (%)[8]	101.8%	101.8%

Segment Results

(in thousands of U.S. dollars)	2017	2016
Revenue by Geography
North America	$332,705	$337,061
South America	120,797	118,763
EMEA	554,879	515,973
Total revenue	$1,008,381	$971,797

Further Adjusted EBITDA incl. unconsolidated affiliates by Geography
North America	$282,328	$284,690
South America	108,766	124,599
EMEA	395,481	362,823
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$786,575	$772,112

5 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
6 Includes curtailment in wind assets for which we received compensation.
7 Electric availability refers to operational MW over contracted MW with Pemex.
8 Availability refers to actual availability divided by contracted availability

(in thousands of U.S. dollars)	Year ended December 31
	2017	2016
Revenue by business sector
Renewable energy	$767,226	$724,326
Efficient natural gas	119,784	128,046
Electric transmission lines	95,096	95,137
Water	26,275	24,288
Total revenue	$1,008,381	$971,797

Further Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$569,193	$538,427
Efficient natural gas	106,140	106,492
Electric transmission lines	87,695	104,795
Water	23,547	22,398
Total Further Adjusted EBITDA incl. unconsolidated affiliates	$786,575	$772,112

In the fourth quarter of 2017, our renewable assets delivered outstanding operating results and production, with very good solar radiation levels in the US and Spain. Electricity production in the fourth quarter of 2017 was 18% higher than in the same quarter of 2016 in this segment.

In the year  2017, our fleet of solar assets in Spain delivered very good production levels, underpinned by high solar radiation levels in the region, which coupled with higher prices per GWh compared to 2016 contributed to an increase in revenues. In the US, after a good first half of the year, an incident in the electric transformers of Solana in the third quarter impacted production at the peak of the summer season. Once the transformers’ repairs were completed, US assets delivered good levels of production and revenues in the fourth quarter, ending the year with higher production than in 2016. Kaxu, in spite of technical problems during the year, showed good performance in the fourth quarter with the start of its summer season, delivering a capacity factor over 40%.

In our wind assets, performance in 2017 was significantly higher than in 2016 due to higher levels of wind, and the average capacity factor was 37% for the full year 2017.

ACT, our efficient natural gas plant in Mexico, continued demonstrating outstanding operational performance. Availability levels remain very high.

Our assets in the transmission segment have shown stable performance with high levels of availability. Water assets have once again achieved excellent availability levels.

Liquidity and Debt

As of December 31, 2017, cash available at the Atlantica Yield corporate level was $148.5 million, which together with an available revolver capacity of $71.0 million, represents a total corporate liquidity of $219.5 million. At the project level, cash and cash equivalents and cash classified as short-term financial investments at the project level amounted to $596.4 million.

As of December 31, 2017, net project debt was $4,954.3 million ($4,857.9 million as of December 31, 2016). Net project debt increased versus last year mainly due to translation differences arising from the conversion of our project debt in euros to U.S. dollars. Net corporate debt was $494.6 million. The net corporate debt / CAFD pre-corporate debt service ratio9 is 2.3x.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica Yield corporate level.

Dividend

On February 27, 2018, our Board of Directors approved a dividend of $0.31 per share, an increase of 24% with respect to the fourth quarter of 2016, and 7% increase from previous quarter. The corresponding annualized dividend represents a 73% payout ratio over the CAFD generated in 2017. This dividend is expected to be paid on or about March 27, 2018 to shareholders of record as of March 19, 2018.

9 Based on CAFD pre-corporate debt service for the year 2017.

2018 Guidance

We are initiating guidance for 2018 with an expected Further Adjusted EBITDA in the range of $770 million to $820 million and CAFD in the range of $170 million to $190 million. Regarding our dividend, we target an 80% pay-out ratio10 on an annual basis.

Strategic Update and New Agreements Signed

In November 2017, Algonquin reached an agreement with Abengoa for the acquisition of a 25% stake in Atlantica, with an option to acquire the remaining 16.5%. All conditions precedent have been satisfied and the parties are working to close the transaction, they have commenced the process for the transfer of the 25% stake in Atlantica, expected in the upcoming days. Once the transaction closes, Algonquin will become our largest shareholder and new sponsor, with the possibility of reaching over time ownership of up to 41.5% interest in Atlantica. Algonquin is a leading North American diversified generation, transmission and distribution company with proven expertise in developing and managing contracted assets, strong access to capital markets and investment grade credit rating. For Atlantica, this represents a new phase with a strong and aligned sponsor, who is expected to foster our growth.

In connection with the transaction, Atlantica has signed important agreements to ensure access to future accretive investment opportunities and to reinforce Atlantica’s strong corporate governance:

•
Right of First Offer (ROFO)[1][1] agreement with AAGES, the joint venture created between Algonquin and Abengoa to invest in the development and construction of clean energy and water infrastructure contracted assets.

•	Shareholders agreement with Algonquin[11], covering among others, the following key aspects:

10 Based on annual cash available for distribution and subject to Board of Directors’ approval.
11 Effectiveness is subject to the closing of the transaction. Atlantica cannot guarantee that closing will occur, since it is not a party in the sale of shares from Abengoa to Algonquin.

✓	Two directors appointed by Algonquin in accordance with our articles of association.

✓	Algonquin has committed to limit its ownership of Atlantica to 41.5%.

✓
Algonquin has committed to providing incremental equity investment of up to $100 million in a capital increase for the acquisition of new assets during 2018 and 2019, subject to the approval of the board of directors of Algonquin.

✓	Algonquin has been granted certain preferred rights when participating in further equity issuances with the possibility of increasing Algonquin’s ownership in us up to 41.5%.

•	In addition, we have agreed to discuss periodically with Algonquin the possibility of dropping down certain assets into Atlantica.

Santiago Seage, CEO of Atlantica, said “The completion of the 25% acquisition by Algonquin will lay the foundations for a new and promising chapter for Atlantica. We now have an agreement with a strong sponsor and shareholder ready to support us.”

Accretive Transactions

Atlantica will be deploying in the short term some of its available cash on hand at the corporate level on accretive transactions.

We plan to purchase certain dollar denominated tranches of our own project debt in South America, for a total amount of $25 to 40 million in the first half of 2018. We expect the CAFD yield to be higher than 12% from 2019 and the after tax equity IRR of approximately 9%.

In addition, on February 28, 2017, we closed the previously announced acquisition of a dollarized 4 MW mini-hydro plant in Peru for approximately $9 million. The asset comes with a solid operational track record and is expected to generate a 10% after tax equity IRR. The asset has a fixed-price contract with the Ministry of Energy of Peru (BBB+/A3/BBB+12) and has an indexation mechanism to U.S. CPI.

12 Based on the counterparty’s issuer credit rating of BBB+/A3/BBB+ as issued by Standard & Poor’s Ratings Services, Moody’s Investors Services Inc. and Fitch Ratings Ltd.

Strategy and Outlook

Taking into account our new sponsor, the new ROFO agreement signed with AAGES, and the internal and external opportunities we are seeing, we have set a dividend per share growth target of 8-10% compounded annual growth rate (“CAGR”) through 202213.

Our ROFO agreements with AAGES and Abengoa are expected to be our primary source of accretive growth and we expect to be offered contracted assets representing between $600 and $800 million14 in equity value in the next 2-3 years. Onwards, we expect AAGES to offer Atlantica assets representing approximately $200 million14 per year in equity value. In addition, we are active in several sectors and geographies where we believe we can generate proprietary opportunities for third-party acquisitions. We also believe we have some organic growth opportunities in certain sectors such as transmission lines and we are actively pursuing other partnership opportunities. Finally, we will always compare any investment versus the option of investing in our own shares.

We expect to deliver double-digit CAGR in dividends per share through 2019 with the existing portfolio, by reaching the target payout ratio of 80% and the expected production levels in all assets in our current portfolio.

Details of the Results Presentation Conference

Atlantica Yield’s CEO, Santiago Seage, and its CFO, Francisco Martinez-Davis, will hold a conference call today, March 7th, at 8:30 am EST.

A live webcast of the conference call will be available on Atlantica Yield's website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software. In order to access the conference call participants should dial:  +1 323 794 2149 (US) / +44 (0) 330 336 9105 (UK), followed by the confirmation code 3320960 for both numbers.

13 Assuming assets generating distributions at run-rate, no changes in PPA conditions or regulatory changes in any geography in which we operate and no stock buybacks.
14 These are estimated amounts for the assets that we believe could be offered to us in the future. The assets actually offered, or their equity value could differ from our expectation.

A replay of the call will be available at the Investors page of Atlantica Yield’s website approximately two hours after the conference call is completed. Additionally, Atlantica Yield’s management is in Boston and New York this week to meet with investors.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement, or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new partners similar to the AAGES ROFO Agreement or Abengoa ROFO Agreement; our ability to identify and/or consumate future acquisitions from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities at attractive prices; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa’s restructuring process; reputational risk, including damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to market electricity can impact revenue from our renewable energy and efficient natural gas facilities (previously named “conventional generation”); changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas facilities (previously named “conventional generation”); deterioration in Abengoa’s financial condition; Abengoa’s ability to meet its obligations under our agreements with Abengoa, including operation and maintenance agreements, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; our ability to consummate future acquisitions from AAGES, Algonquin, Abengoa or others; our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others, due to, among other things, not being offered assets that fit in our portfolio or not reaching agreements on prices; our ability to use U.S. NOLs to offset future income may be limited, including as the result of experiencing an ownership change under section 382 of the Internal Revenue Code of 1986, as amended (“IRC”); conflicts of interests which may be resolved in a manner that is not in our best interests or the best interest of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; the share sale may not be completed; the divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares; potential negative implications from a potential change of control; negative implications of U.S. federal income tax reform; impact on our stock price due to the sale by Abengoa of its stake in us and potential negative effects of a potential sale by Abengoa of its stake in us or of a potential change of control or of a potential delay or failure of a sale process; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; and failure to collect insurance proceeds in the expected amounts; failure to reach an agreement on the extension of the production guarantee period at Solana and Kaxu. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We define Further Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges, and dividends received from the preferred equity investment in ACBH.

Our management believes Further Adjusted EBITDA including unconsolidated affiliates is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. This measure is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Further Adjusted EBITDA including unconsolidated affiliates is also used by management as a measure of liquidity.

Our management uses Further Adjusted EBITDA including unconsolidated affiliates as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our Board of Directors, shareholders, creditors, analysts and investors concerning our financial performance.

We define Cash Available For Distribution as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses. Management believes cash available for distribution is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, cash available for distribution is used by our management team for determining future acquisitions and managing our growth.

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2017	2016	2017	2016
Revenue	$233,202	$208,847	$1,008,381	$971,797
Other operating income	24,345	17,881	80,844	65,538
Raw materials and consumables used	(5,774)	(2,438)	(16,983)	(26,919)
Employee benefit expenses	(5,602)	(4,140)	(18,854)	(14,736)
Depreciation, amortization, and impairment charges	(74,529)	(98,522)	(310,960)	(332,925)
Other operating expenses	(90,788)	(83,713)	(284,461)	(260,318)
Operating profit/(loss)	$80,854	$37,915	$457,967	$402,437
Financial income	(124)	2,302	1,007	3,298
Financial expense	(155,147)	(103,924)	(463,717)	(408,007)
Net exchange differences	202	(4,635)	(4,092)	(9,546)
Other financial income/(expense), net	17,132	7,330	18,434	8,505
Financial expense, net	$(137,937)	$(98,927)	$(448,368)	$(405,750)
Share of profit/(loss) of associates carried under the equity method	1,651	1,542	5,351	6,646
Profit before income tax	$(55,432)	$(59,470)	$14,950	$3,333
Income tax benefit/(expense)	(94,507)	44,298	(119,837)	(1,666)
Profit/(loss) for the period	$(149,939)	$(15,172)	$(104,887)	$1,667
Loss/(profit) attributable to non-controlling interests	(4,447)	659	(6,917)	(6,522)
Profit/(loss) for the period attributable to the Company	$(154,386)	$(14,513)	$(111,804)	$(4,855)
Weighted average number of ordinary shares outstanding (thousands)	100,217	100,217	100,217	100,217
Basic earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$(1.54)	$(0.15)	$(1.12)	$(0.05)

Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

Assets	As of December 31, 2017	As of December 31, 2016
Non-current assets
Contracted concessional assets	$9,084,270	$8,924,272
Investments carried under the equity method	55,784	55,009
Financial investments	45,242	69,773
Deferred tax assets	165,136	202,891
Total non-current assets	$9,350,432	$9,251,945
Current assets
Inventories	17,933	15,384
Clients and other receivables	244,449	207,621
Financial investments	210,138	228,038
Cash and cash equivalents	669,387	594,811
Total current assets	$1,141,907	$1,045,854
Total assets	$10,492,339	$10,297,799

Equity and liabilities
Share capital	$10,022	$10,022
Parent company reserves	2,163,229	2,268,457
Other reserves	80,968	52,797
Accumulated currency translation differences	(18,147)	(133,150)
Retained Earnings	(477,214)	(365,410)
Non-controlling interest	136,595	126,395
Total equity	$1,895,453	$1,959,111
Non-current liabilities
Long-term corporate debt	$574,176	$376,340
Long-term project debt	5,228,917	4,629,184
Grants and other liabilities	1,636,060	1,612,045
Related parties	141,031	101,750
Derivative liabilities	329,731	349,266
Deferred tax liabilities	186,583	95,037
Total non-current liabilities	$8,096,498	$7,163,622
Current liabilities
Short-term corporate debt	68,907	291,861
Short-term project debt	246,291	701,283
Trade payables and other current liabilities	155,144	160,505
Income and other tax payables	30,046	21,417
Total current liabilities	$500,388	$1,175,066
Total equity and liabilities	$10,492,339	$10,297,799

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2017	2016	2017	2016
Profit/(loss) for the period	(149,939)	(15,172)	(104,887)	1,667
Financial expense and non-monetary adjustments	320,432	130,026	848,840	664,775
Profit for the period adjusted by financial expense and non-monetary adjustments	$170,493	$114,854	$743,953	$666,442

Variations in working capital	38,706	59,262	(8,797)	2,033
Net interest and income tax paid	(150,866)	(141,890)	(349,533)	(334,057)
Net cash provided by operating activities	$58,333	$32,226	$385,623	$334,418
Investment in contracted concessional assets[15]	37,564	-	30,058	(5,952)
Other non-current assets/liabilities	14,792	16,170	8,183	(3,637)
Investments in entities under equity method	549	-	3,003	4,984
(Acquisitions)/Sales of subsidiaries and other financial instruments	2,763	(6,921)	30,124	(21,754)
Net cash used in investing activities	$55,668	$9,249	$71,368	$(26,359)

Net cash provided by/(used in) financing activities	$(243,820)	$(105,276)	$(416,327)	$(226,103)

Net increase/(decrease) in cash and cash equivalents	$(129,819)	$(63,801)	$40,664	$81,956
Cash and cash equivalents at beginning of the period	794,094	673,447	594,811	514,712
Translation differences in cash or cash equivalent	5,112	(14,835)	33,912	(1,857)
Cash and cash equivalents at end of the period	$669,387	$594,811	$669,387	$594,811

15 Includes proceeds for $42.5 million and investments for $12.4 million.

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2017	2016	2017	2016
Profit/(loss) for the period attributable to the Company	$(154,386)	$(14,513)	$(111,804)	$(4,855)
Profit attributable to non-controlling interest	4,447	(659)	6,917	6,522
Income tax	94,507	(44,298)	119,837	1,666
Share of loss/(profit) of associates carried under the equity method	(1,651)	(1,542)	(5,351)	(6,646)
Financial expense, net	137,937	98,927	448,367	405,750
Operating profit	$80,854	$37,915	$457,967	$402,437
Depreciation, amortization, and impairment charges	74,530	98,522	310,960	332,925
Dividend from exchangeable preferred equity investment in ACBH	-	6,769	10,383	27,948
Further Adjusted EBITDA	$155,384	$143,206	$779,310	$763,310
Atlantica Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	2,049	2,120	7,265	8,802
Further Adjusted EBITDA including unconsolidated affiliates	$157,433	$145,326	$786,575	$772,112

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2017	2016	2017	2016
Net cash provided by operating activities	$58,333	$32,226	$385,623	$334,418
Net interest and income tax paid	150,867	141,890	349,533	334,057
Variations in working capital	(38,706)	(59,262)	8,797	(2,033)
Other non-cash adjustments and other	(15,110)	28,352	35,357	96,868
Further Adjusted EBITDA	$155,384	$143,206	$779,310	$763,310
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,049	2,120	7,265	8,802
Further Adjusted EBITDA including unconsolidated affiliates	$157,433	$145,326	$786,575	$772,112

Cash Available For Distribution Reconciliation (Historical)

(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2017	2016	2017	2016
Profit/(loss) for the period attributable to the Company	$(154,386)	$(14,513)	$(111,804)	$(4,855)
Profit attributable to non-controlling interest	4,447	(659)	6,917	6,522
Income tax	94,507	(44,298)	119,837	1,666
Share of loss/(profit) of associates carried under the equity method	(1,651)	(1,542)	(5,351)	(6,646)
Financial expense, net	137,937	98,927	448,368	405,750
Operating profit	$80,854	$37,915	$457,967	$402,437
Depreciation, amortization, and impairment charges	74,530	98,522	310,960	332,925
Dividend from exchangeable preferred equity investment in ACBH	-	6,769	10,383	27,948
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	2,049	2,120	7,265	8,802
Further Adjusted EBITDA including unconsolidated affiliates	$157,433	$145,326	$786,575	$772,112
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(2,049)	(2,120)	(7,265)	(8,802)
Dividends from equity method investments	549	-	3,003	4,984
Non-monetary items	14,906	(16,948)	(20,882)	(59,375)
Interest and income tax paid	(150,866)	(141,890)	(349,533)	(334,057)
Principal amortization of indebtedness	(113,362)	(95,739)	(209,742)	(182,636)
Deposits into/ withdrawals from restricted accounts	(1,205)	18,186	(28,386)	(46,705)
Change in non-restricted cash at project level	83,397	112,918	(20,992)	41,413
Dividends paid to non-controlling interests	-	-	(4,638)	(8,952)
Changes in other assets and liabilities	49,621	39,325	22,428	(21,694)
ATN2 refinancing	-	-	-	14,893
Cash Available For Distribution[16]	$38,424	$59,058	$170,568	$171,181

16 CAFD includes $10.4 million of ACBH dividend compensation in the twelve-month period ended December 31, 2017 and $28.0 million in the twelve-month period ended December 31, 2016.  In addition, there is $14.9 million one-time impact of a partial refinancing of ATN2 in the twelve-month period ended December 31, 2016.

Cash Available For Distribution Reconciliation (Guidance)

(in millions of U.S. dollars)	2018
Further Adjusted EBITDA including unconsolidated affiliates	770 - 820
Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(7)
Dividends from unconsolidated affiliates	5
Non-monetary items	(40)–(60)
Interest and income tax paid	(330)–(350)
Principal amortization of indebtedness	(220)–(230)
Changes in other assets and liabilities and change in available cash at project level	(8)–12
Cash Available For Distribution	170 - 190

About Atlantica Yield

Atlantica Yield plc is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North & South America, and certain markets in EMEA

www.atlanticayield.com

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlanticayield.com	E ir@atlanticayield.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

 Date: March 7, 2018